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                                                                    EXHIBIT 99.8


                                                                   March 2, 2001


                                                                      Lisa Capps
                                                              Investor Relations
                                                                        Westcorp
                                                           Phone: (949) 727-1002
                                       Email: Investor_Relations@Westcorpinc.com


WESTCORP ANNOUNCES RIGHTS OFFERING

Irvine, CA: Westcorp (NYSE:WES), the financial services holding company whose principal subsidiaries are WFS Financial Inc (Nasdaq:WFSI) and Western Financial Bank today announced that it would distribute to holders of its outstanding common stock, at no cost, subscription rights to purchase additional shares of common stock at a discount to the market price. Holders of the common stock will receive one basic subscription right for each share of common stock held by them as of the close of business on the record date. The record date is expected to be on or around March 26, 2001, or such later date on or after which the Registration Statement becomes effective.

The determination of the price and number of shares each shareholder will be entitled to purchase will be made on or around the record date. The rights are transferable and are expected to trade on the New York Stock Exchange under the symbol "WES Rt" until the expiration date, which is expected to be on or around April 24, 2001. Stockholders who exercise their basic subscription rights in full will also have the ability to purchase additional shares of common stock at the offering price on a pro rata basis to the extent any shares remain available at the expiration date.

"This offering provides our existing shareholders an exclusive opportunity to participate in the further growth and success of Westcorp," said Joy Schaefer, President. "The proceeds from this offering, combined with our record earnings this past year, will greatly increase the underlying strength and value of Westcorp to its shareholders by enhancing our ability to continue to grow our automobile finance business and by building stronger regulatory capital ratios as well."

As soon as practicable after the record date, the Company expects to mail to its stockholders of record a final prospectus for this rights offering accompanied by a subscription warrant and related instructions for exercising or selling their rights. The prospectus will contain a description of the rights offering and other relevant information. If these materials do not arrive within a reasonable time after the record date, stockholders should notify the information agent, Mellon Investor Services LLC, at 44 Wall Street, 7th Floor, New York, NY 10005 or telephone (866) 825-8874.



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Ernest S. Rady, the Chairman of the Board of Directors of Westcorp, has informed the Company that he intends to exercise his rights and expects to also exercise his right to oversubscribe. Mr. Rady is the beneficial owner of approximately
68% of the common stock of Westcorp.

A Registration Statement relating to the offering of these rights has been filed with the Securities and Exchange Commission on March 2, 2001, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

Westcorp is a financial services holding company whose principal subsidiaries are WFS Financial Inc and Western Financial Bank. Westcorp is a publicly owned company whose common stock is traded on the New York Stock Exchange under the symbol WES. Information about Westcorp can be found at its Web site at HTTP://WESTCORPINC.COM.

Westcorp, through its subsidiary, WFS, is one of the nation's largest independent automobile finance companies. WFS specializes in originating, securitizing, and servicing new and used prime and non-prime credit quality automobile contracts through its nationwide relationships with automobile dealers. Information about WFS can be found at its Web site at HTTP://WWW.WFSFINANCIAL.COM.

Westcorp, through its subsidiary, Western Financial Bank, operates 25 retail bank branches throughout California and provides commercial banking services in southern California. Information on the products and services offered by the Bank can be found at its Web site at HTTP://WWW.WFB.COM.